January __, 2012

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:

OICco Acquisition I, Inc.

Post-Effective Amendment to Form S-1

Filed November 30, 2011

File No. 333-162084

Dear Mr. Mancuso;

We have electronically filed herewith Amendment No. 2 to the above-referenced Post-Effective Amendment to Form S-1. This Amendment No. 2 is marked with  tags to show changes made from the previous filing.  In addition, we have included a narrative response herein keyed to your comments set forth in your comment letter to the undersigned dated December 23, 2011.

Comment 1.  Please revise your filing so that it is a complete registration statement that addresses all items required by the form and includes all information required by the form regarding the registrant and the companies being acquired. See also the disclosure requirements in Rule 419(d) and (e) of Regulation C.

Response:  Formatting changes made and additional disclosure added throughout the registration statement as applicable.

Comment 2.  It is unclear why you have not filed the reports required by Section 15(d) of the Securities Exchange Act of 1934. Please file these reports or tell us why you believe they are not required.

Response:  Such reports are being prepared and will be filed upon completion of the review by the auditors.

Reconfirmation Offering, page 4

Comment 3.  Please revise your statement that investors will have no fewer than 20 business days and no more than 45 business days to notify you of their election to remain an investor to clarify where you intend to include disclosure in this prospectus about the specific date by which investors must notify you. Also, include a clear description of how investors notify you and the address to use for the notice.

Response:  Disclosure added to reflect that investors will have no fewer than 20 business days and no more than 45 business days to notify the Company of their election to remain an investor.   In addition a notice information section has been added.

Comment 4.  Please disclose how you determined that you satisfy the 80% requirement in Rule 419(e)(1).

Response:  The maximum offering proceeds was $120,000.

September 30, 2011 Unaudited Financial Statements for OICco Acquisition I, Inc., page F-1

Comment 5.  We see that you filed unaudited interim financial statements for the period ended September 30, 2011 for OICco. Please revise to also include the audited financial statements as of and for the year or period ended December 31, 2010 and 2009 as required by Rule 8-02 of Regulation S-X. Please also provide the appropriate consent from your independent accountants.

Response:  Additional audit periods and consents included.

Comment 6. We note your title on page F-1 refers to the September 20, 2011 unaudited financial statements. Please revise.

Response:  Revised to September 30, 2011.

Statement of Changes in Stockholders’ (Deficit) Equity, page F-3

Comment 7.  Please revise to include a statement of equity from inception through September 30, 2011. Also, please revise so that your statement of equity reconciles with the operating activity presented in your statement of operations for each period presented.

Response:  Revised statements attached.

Statements of Cash Flows, page F-4

Comment 8.  Please revise to also include a statement of cash flows for the nine month interim period ended September 30, 2011 as well as the period from inception through September 30, 2011.

Response:  Revised Statements attached.

Information with Regards to the Acquisition Candidates, page F-8

Comment 9.  We see that you entered into an exchange agreement with Liberty Electric on September 6, 2011 and see that closing is contingent upon an 80% reconfirmation vote under Rule 419. Please clarify for us whether this vote has occurred and whether the acquisition has closed, and if so, when. Please also provide us with the same clarification regarding your acquisition of Imperial Automotive Group.

Response:  Neither acquisition has closed and neither vote has been held.   The vote cannot be held until after the declaration of the effectiveness of this POS AM and the closing cannot occur until after the completion of an affirmative vote.

Financial Information For the Acquisition Candidates, page F-14

Comment 10.  We see that you provided a pro forma balance sheet as of December 31, 2010. A pro forma balance sheet giving effect to the transaction should be as of the end of the most recent period for which a consolidated balance sheet of the registrant is required unless the transaction is already reflected in such balance sheet. Please revise accordingly to provide a pro forma balance sheet as of the end of the most recent interim period required. See Rule 8-05 of Regulation S-X for guidance. Note this comment also applies to the pro forma information provided for the acquisition of Imperial that is presented on page F-29.

Response:  A Pro Forma Balance Sheet as of September 30, 2011 has been included.

Financial Statements of Liberty Electric Car Limited, page F-15

Comment 11.  We see that you provided audited financial statements for Liberty Car Electric Limited as of and for the years ended December 31, 2010 and December 31, 2009. Please revise to also provide the interim financial statements for the interim periods specified in Rule 8-03 of Regulation S-X, which, based on the information in your filing, appears should be as of and for the interim period ended September 30, 2011 and for the required comparable interim period of the preceding fiscal year.

Response:  September 30 statements included.

Notes to the Financial Statements, page F-21

Note 1 – Summary of Significant Accounting Policies, page F-21

Revenue Recognition, page F-22

Comment 12.  We note your disclosure that the company has been in the development stage since inception and has no operations to date and the company currently does not have a means for generating revenue. This disclosure does not appear to be consistent with the related financial statements presented. Please revise to disclose the company’s current revenue recognition policy.

Response:  Note 1 revised.

Note 10 – Subsequent Events, page F-28

Comment 13.  Please tell us why the acquisition of the company by OICco was not considered to be a subsequent event.

Response:  Yes we considered the acquisition between OICco and Imperial Automotive Group as a subsequent event as the acquisition happened on October 14, 2011 which is after the interim period ended on September 30, 2011.  However, we did not consider the acquisition between OICco and Liberty Car Electric Limited as a subsequent event as the acquisition happened on September 6, 2011 which is before the interim period ended on September 30, 2011.

OICco Reverse Merger on October 14, 2011 with Imperial Auto Group, page F-29

Comment 14.  We note your disclosure as part of Note 4 that you have determined that the acquisition of Imperial Auto Group is a reverse merger. Based on the information in your filing, it appears that Liberty’s shareholders will gain control of the registrant upon the execution of the Liberty transaction, as further discussed on page F-8. Also, it appears that OICco’s business will substantially be that of Liberty’s even after the Imperial transaction is closed. Based on above and the information provided in your filing, it is unclear how you determined that the acquisition with Imperial is a reverse acquisition and that the acquisition method as prescribed by FASB ASC 805 does not apply. Please explain how you determined that the acquisition with Imperial should be accounted as a reverse acquisition rather than as a purchase of a business as prescribed by FASB ASC 805.

Response:  After reviewing of ASC 805 Business Combination, we determined that the acquisition of Imperial Auto Group by OICco is considered a regular merger rather than a reverse merger.  The reasons are as follow:

1)

After OICco acquired Liberty Car, Liberty’s shareholders will gain control of OICco upon the execution of the Liberty transaction.

2)

After OICco acquired Liberty Car, OICco considered as a business which has input, process and output.  According to ASC 805-55-4, a business consists of inputs and processes applied to those inputs that have the ability to create outputs.

a. [Input. Any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it. Liberty Car has long-lived assets and employees prior to the acquisition by OICco.  After the acquisition, OICco has input.

b. [Process. Any system, standard, protocol, convention, or rule that when applied to an input or inputs, creates or has the ability to create outputs.   After the acquisition between OICco and Liberty Car, OICco has the necessary skills and experience following rules and conventions may provide the necessary processes that are capable of being applied to inputs to create outputs.

c. [Output. The result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to shareholders.

Finally, we acknowledge the following:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Joshua Sisk

Joshua Sisk, President

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